Pepco Holdings, Inc. Parent
Balance Sheet
(Dollars in Thousands)
(Unaudited)

	Actual March 31, 2003
ASSETS	
Current Assets	
Cash and cash equivalents	488,865
Accounts receivable	1,528
Taxes accrued	17,749
Notes receivable to associated companies	1,106,312
	1,614,454
Investments and Other Assets	
Investment in consolidated companies	3,656,106
Deferred income taxes	41,453
Other	12,928
	3,710,487
Property, Plant and Equipment	
Intangible assets	11,411
Less accumulated amortization	3,836
	7,575
Total Assets	5,332,516
LIABILITIES AND OWNER'S EQUITY	
Current Liabilities	
Short-term debt	570,065
Accounts payable	5,569
Accounts payable to associated companies	-
Interest	14,263
Other	937
	590,834
Long-Term Debt	1,799,455
Capitalization	
Common stock	1,702
Additional paid-in capital	2,217,017
Other comprehensive loss	(47,185)
Retained earnings	770,693
Total equity	2,942,227
Total capitalization	2,942,227
Total Capitalization and Liabilities	5,332,516